UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2013

Commission File No.: 001-35273

COGO GROUP, INC.

Room 10001, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes ☐                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Results of Operations and Financial Condition.

On May 15, 2013, Cogo Group, Inc. ("Cogo") issued a press release containing certain financial results for its first quarter ended March 31, 2013. A copy of the press release is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

Financial Statements and Exhibits

Exhibits:

Exhibit No.	Description

99.1	Press release dated May 15, 2013

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGO GROUP, INC.

By:	/s/ Andy Liu
Name:	Andy Liu
Title:	Chief Financial Officer

Dated: May 15, 2013

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release dated May 15, 2013

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